December 1, 2006

David B. Kaysen
President and Chief Executive Officer
Uroplasty, Inc.
5420 Feltl Road
Minnetonka, Minnesota 55343

> **Re:     Uroplasty, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed October 27, 2006**
> **File No. 333-138265**

Dear Mr. Kaysen:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      Regarding your response to prior comment 1, please:

- disclose on the prospectus cover and elsewhere throughout the document as appropriate the fixed price at which the shares will be sold in the offering,
- reconcile the offering described on the prospectus cover with the information in the fee table on the facing page of the registration statement, and
- file as exhibit 5 an opinion that covers all securities mentioned in the fee table.

2.      We reissue in part comment 3 from our letter dated November 17, 2006.  Please provide
        us with an analysis of the materiality of any liability that you may have because the
        registration statement on Form SB-2 (File No. 333-128313) is not yet effective.


                                    * * * * *


        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any
questions.

                                    Sincerely,


                                    Russell Mancuso
                                    Branch Chief

cc (via fax):    Jeffrey C. Robbins, Esq. – Messerli & Kramer P.A.